Ms. Joyce Sweeney

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549, United States

Re:	T Stamp Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 23, 2022

File No. 333-267668

From:	Alex Valdes, Chief Financial Officer of T Stamp Inc.
Date:	December 15, 2022

Dear Ms. Sweeney,

We acknowledge receipt of the comments in the letter dated December 7, 2022 from the staff of the Division of Corporation Finance (the “Staff”) regarding the registration statement of T Stamp Inc. (the “Company”, “we”, “us”, “our”), which we have set out below, together with our responses.

1.	Comment (Risk Factors, page 19): We note your added disclosure in response to prior comment 2 where you refer to material weaknesses in internal controls over financial reporting related to corporate finance and accounting oversight functions over the detection of errors in the calculation of stock-based awards as well as the financial reporting close process. Please tell us, and revise to clarify, whether the reference to the financial closing process only pertains to the calculation of stock-based awards or whether you have identified a separate material weakness in relation to the financial reporting close process.

Response (Risk Factors, page 19):

We note to the Staff that the reference to the financial closing process does not only pertain to the calculation of stock-based awards, but also to the financial reporting close process.

In response to the Staff’s comment, we have revised the risk factor on page 19 of the registration statement to clarify this point.

2.	Comment (Risk Factors, page 19): You state that you have established additional operational processes to prevent the incorrect recording of stock-based awards. Revise to include a more fulsome discussion of your remediation efforts. Clarify whether your weaknesses have been fully remediated or describe the additional steps that must be taken and the estimated time to complete your remediation efforts. Ensure that you address your plans for both the weakness related to the share-based awards and the financial reporting close process, as applicable.

Response (Risk Factors, page 19):

In response to the Staff’s comment, we have revised the risk factor on page 19 of the registration statement to further describe the remediation efforts related to these identified material weaknesses and have clarified that we believe that we have now successfully remediated the previously identified material weaknesses discussed in this risk factor.

3.	Comment (Use of Proceeds, page 20): You disclose that the warrants will be exercisable on a cashless basis if "the Company does not achieve a listing of the Class A Common Stock on the Nasdaq market within six-months." However, we note that your stock is already listed on the Nasdaq and that you disclose elsewhere that cashless exercisability is dependent on an effective registration statement. Please revise.

Response (Use of Proceeds, page 20):

In response to the Staff’s comment, we have corrected this previously erroneous statement in this latest amended registration statement.

4.	Comment (Capitalization, page 28): You disclose that the pro forma basis capitalization at September 30, 2022 reflects the sale of 975,000 units at $1.55 per unit, with each unit consisting of one share of Class A Common Stock and one Warrant. As you also disclose the private placement of 975,000 shares of Class A common stock and warrants to purchase 1,950,000 shares of Class A common stock was completed on September 14, 2022, it appears that the impact of the private placement transaction is already reflected in your September 30, 2022 financial statements. Please revise to remove the pro forma column assuming no exercise of warrants or advise. Additionally, explain to us your basis for assuming the exercise of any warrants for this presentation, addressing your consideration that the exercise of warrants is at the selling shareholder's discretion and recent trading prices of the company's Class A common stock is below the exercise price.

Response (Capitalization, page 28):

In response to the Staff’s comment, we have revised the table in the "Capitalization" section of the registration statement to remove the pro forma column that assumed no exercise of warrants, as the Staff correctly noted that the impact of the private placement transaction is already reflected in our September 30, 2022 financial statements. We have also revised the other pro-forma columns to correct this error.

We note to the Staff that we have assumed the exercise of the Warrants in this table for illustrative purposes - but, in response to the Staff’s comment, we have added a footnote to our explaining that, unless our Nasdaq trading price increases above $1.77, these Warrants will unlikely be exercised.

5.	Comment (Management's Discussion and Analysis of Financial Condition and Results of Operations Key Business Measures, page 31): We note your response to prior comment 5. Please further describe the accounting treatment and basis for such treatment for each type of customer arrangement that includes the use of third party web hosting, specifically addressing the following:

• For arrangements in which the outsourced web hosting charge is rebilled to customers you state that the revenue and costs are equivalent and offsetting. Clarify whether you present the outsourced web hosting fees invoiced to customers as revenue and the related web hosting fees as cost of revenue. Additionally, clarify whether the outsourced web hosting charges are reimbursable costs specified in the revenue contract with the customer.

• For arrangements in which the company charges an upcharge fee, clarify whether the outsourced web hosting fee and the upcharge fee are separately specified in the customer revenue contract. Additionally, further explain your consideration of ASC 606-10-55-36 through 55-40 as it relates to the outsourced web hosting charges that are rebilled to customers and the additional upcharge fee and how reducing cost of revenue is consistent with this guidance and ASC 606-10-32-2.

• For customer revenue contracts in which the aggregate costs related to designing, implementing, maintaining, and using web hosting services are included in the total license fee, clarify whether this represents a single performance obligation.

Response (Management's Discussion and Analysis of Financial Condition and Results of Operations Key Business Measures, page 31): Please see the Company’s answers to the above bulleted questions.

●	Point 1: For these types of arrangements, the outsourced web hosting fees are built into the per-transaction usage fee that is charged to the customer. The outsourced web hosting fees for these types of arrangements are recorded as revenue and the cost is recorded as the cost of sales. Lastly, these charges are not specifically identified as "reimbursable" costs in the contract.

●	Point 2: The outsourced web hosting fees and the upcharge fee are separately specified in customer revenue contracts in which the Company charges an upcharge fee. Please see the explanation below regarding the Company’s consideration of ASC 606-10-55-36 through 55-40 and ASC 606-10-32-2.

ASC 606-10-55-36: When another party is involved in providing goods or services to a customer, the entity should determine whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent). An entity determines whether it is a principal or an agent for each specified good or service promised to the customer. A specified good or service is a distinct good or service (or a distinct bundle of goods or services) to be provided to the customer (see paragraphs 606-10-25-19 through 25-22). If a contract with a customer includes more than one specified good or service, an entity could be a principal for some specified goods or services and an agent for others.

ASC 606-10-55-36A: To determine the nature of its promise (as described in paragraph 606-10-55-36), the entity should:

(a) Identify the specified goods or services to be provided to the customer (which, for example, could be a right to a good or service to be provided by another party [see paragraph 606-10-25-18])

In relation to the contracts in which the Company charges outsourced web hosting fees accompanied with an upcharge, there are typically a few distinct goods and services provided. These distinct services typically are (1) outsourced web hosting; (2) software; and (3) maintenance of the software. In concluding whether the outsourced web hosting services are distinct, we referenced ASC 606-10-25-19, which states:

“A good or service that is promised to a customer is distinct if both of the following criteria are met:

a. The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b. The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).”

We note that outsourced web hosting services are something that the customer can benefit from on their own. For example, the customer could host other software or their own internal environment on the outsourced web hosting platform. Further, the outsourced web hosting services are distinct within the context of the contract. Specifically, the contracts specify that T Stamp is not responsible for the performance of the outsourced web hosting environment and is managing the outsourced web hosting environment on the customer’s behalf, or hosting T Stamp software on the outsourced web hosting infrastructure. As such, we have concluded that the criteria have been met to conclude that the outsourced web hosting services are distinct for contracts where the outsourced web hosting fees are passed onto customers with an upcharge.

(b) Assess whether it controls (as described in paragraph 606-10-25-25) each specified good or service before that good or service is transferred to the customer.

ASC 606-10-25-25: Goods and services are assets, even if only momentarily, when they are received and used (as in the case of many services). Control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The benefits of an asset are the potential cash flows (inflows or savings in outflows) that can be obtained directly or indirectly in many ways, such as by:

(a) Using the asset to produce goods or provide services (including public services)

(b) Using the asset to enhance the value of other assets

(c) Using the asset to settle liabilities or reduce expenses

(d) Selling or exchanging the asset

(e) Pledging the asset to secure a loan

(f) Holding the asset.

In relation to the distinct services identified above, we have concluded that service (1): outsourced web hosting is not controlled by the Company. Within these arrangements, the Company is setting up a customer’s environment, or T Stamp’s software within an outsourced web hosting provider’s cloud infrastructure. In these arrangements, the customer wants a unique instance of the outsourced web hosting provider’s environment, and we facilitate the set-up of that environment on behalf of the customer. We do not guarantee the performance of the outsourced web hosting provider’s environment as it relates to the outsourced web hosting, and only (a) maintain and develop within the environment on behalf of the customer and (b) host our software within the outsourced web hosting environment. As such, we have concluded that service (1) is not within the Company’s control.

ASC 606-10-55-37: An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. However, an entity does not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer. An entity that is a principal may satisfy its performance obligation to provide the specified good or service itself or it may engage another party (for example, a subcontractor) to satisfy some or all of the performance obligation on its behalf.

We have concluded that service (1): outsourced web hosting is not within the control of the Company, as the outsourced web hosting provider (a) controls the environment that hosts the Company’s software; and (b) hosts the environment that the Company maintains on behalf of the customer. Further, we note that the Company does not guarantee the performance of the outsourced web hosting provider’s service, which is specifically stated in the agreements.

ASC 606-10-55-37A: When another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of any one of the following:

(a) A good or another asset from the other party that it then transfers to the customer.

For the outsourced web hosting services (or service (1)), we have concluded that we do not obtain control of the outsourced web hosting prior to it being transferred to the customer. We set up the customer’s environment or T Stamp’s software within the outsourced web hosting provider’s infrastructure, but the customer controls what if any, development and maintenance activities are to be performed by the Company. Further, as mentioned above, we do not guarantee the outsourced web hosting provider’s performance and are maintaining and developing that environment, or T Stamp’s software, on behalf of the customer.

(b) A right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity's behalf.

We note that the outsourced web hosting services do not provide T Stamp the right to a service to be performed by the third party. Thus, this criterion does not impact our assessment.

(c) A good or service from the other party that it then combines with other goods or services in providing the specified good or service to the customer. For example, if an entity provides a significant service of integrating goods or services (see paragraph 606-10-25-21(a)) provided by another party into the specified good or service for which the customer has contracted, the entity controls the specified good or service before that good or service is transferred to the customer. This is because the entity first obtains control of the inputs to the specified good or service (which include goods or services from other parties) and directs their use to create the combined output that is the specified good or service.

We note that the outsourced web hosting service is used to (a) host T Stamp’s software; or (b) host the customer’s internal environment, which is maintained by T Stamp on the customer’s behalf. We note that the customer would be able to use other outsourced web hosting services or host the software on its internal infrastructure if deemed necessary. T Stamp does not significantly modify or customize the outsourced web hosting service but instead uses it to host the software ultimately used by the customer. As mentioned above, the outsourced web hosting environment’s performance is not guaranteed by the T Stamp and is the responsibility of the outsourced web hosting provider. As such, we have concluded that this criterion indicates that the Company is not the principal as it relates to the outsourced web hosting services.

ASC 606-10-55-37B: When (or as) an entity that is a principal satisfies a performance obligation, the entity recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified good or service transferred.

Based on the considerations above and consistent with our current treatment, we have concluded that service (1) outsourced web hosting is not within the control of the Company, and therefore, we are not the principal for this service. As such, we have concluded that revenue for these services will be recognized net.

ASC 606-10-55-38: An entity is an agent if the entity's performance obligation is to arrange for the provision of the specified good or service by another party. An entity that is an agent does not control the specified good or service provided by another party before that good or service is transferred to the customer. When (or as) an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party. An entity's fee or commission might be the net amount of consideration that the entity retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party.

As noted above, we have concluded that we are acting as an agent for service (1) outsourced web hosting. As such, we recognize fees from this service net within revenue.

ASC 606-10-55-39: Indicators that an entity controls the specified good or service before it is transferred to the customer (and is therefore a principal [see paragraph 606-10-55-37]) include, but are not limited to, the following:

(a) The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity's behalf.

As it relates to the outsourced web hosting service, we have concluded that the Company is not primarily responsible for fulfilling the promise to provide the specified service. As mentioned above, the Company does not guarantee the performance of the outsourced web hosting provider’s service and is only using the outsourced web hosting service to allow the customer to access the Company’s software, or allow T Stamp to maintain the customer’s own environment on its behalf. To the extent there are issues related to the outsourced web hosting service, the outsourced web hosting provider is responsible for resolving the issue. As such, we concluded this further supports the treatment of outsourced web hosting services as net.

(b) The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.

This consideration is not applicable as there is no inventory risk related to this transaction.

(c) The entity has discretion in establishing the price for the specified good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.

The Company does have discretion in establishing pricing related to the outsourced web hosting services. However, this discretion is purely to allow for the Company to generate a margin for the arrangement of the outsourced web hosting services on the customer’s behalf. As such, we have concluded that the discretion around establishing pricing does not preclude us from concluding that we are the agent in the transaction as it relates to the outsourced web hosting fees.

(d) Subparagraph superseded by Accounting Standards Update No. 2016-08.

(e) Subparagraph superseded by Accounting Standards Update No. 2016-08.

ASC 606-10-55-39A: The indicators in paragraph 606-10-55-39 may be more or less relevant to the assessment of control depending on the nature of the specified good or service and the terms and conditions of the contract. In addition, different indicators may provide more persuasive evidence in different contracts.

ASC 606-10-55-40: If another entity assumes the entity's performance obligations and contractual rights in the contract so that the entity is no longer obliged to satisfy the performance obligation to transfer the specified good or service to the customer (that is, the entity is no longer acting as the principal), the entity should not recognize revenue for that performance obligation. Instead, the entity should evaluate whether to recognize revenue for satisfying a performance obligation to obtain a contract for the other party (that is, whether the entity is acting as an agent).

As noted above, we have concluded that we are the agent in relation to providing the outsourced web hosting services.

As we concluded that we are the agent for the outsourced web hosting fees in the arrangements mentioned above, we only record the related upcharge as revenue, reflecting a net presentation in the financial statements. The recording of the net treatment for the outsourced web hosting services is achieved through the following accounting entries: (a) The cost of the outsourced web hosting fees are recorded as an increase to the cost of sales, (b) the equivalent cost that is passed onto the customer is recorded as a decrease to cost of sales, and (c) the related upcharge is recorded as revenue.

●	Point 3: The Company does consider the aggregate costs related to designing, implementing, maintaining, and using outsourced web hosting services to be a single performance obligation in customer revenue contracts in which these activities are included in the total license fee.

6.	Comment (Management's Discussion and Analysis of Financial Condition and Results of Operations Key Business Measures, page 31): In your response to prior comment 5 you state that the company passes all outsourced web hosting charges through to certain customers in the amount determined by the web hosting provider. For each type of customer arrangement described in the previous comment, please tell us how you determine the amount of the third party web hosting costs included in the amount of third party costs rebilled to clients that is added back in arriving at your non-GAAP revenue measure.

Response (Management's Discussion and Analysis of Financial Condition and Results of Operations Key Business Measures, page 31: The only third party web hosting costs that are included in the Company’s non-GAAP revenue measure are those from the revenue arrangement in which the Company charges an upcharge fee. To determine the amount of third party web hosting costs to add back to the non-GAAP revenue measure, the Company refers to the web hosting provider’s invoices to the Company. Web hosting charges are separated out for each of the Company customers by the web hosting provider (generally Amazon Web Services). The accounting team then summarizes the web hosting charges by each customer and adds an upcharge fee per the terms of the respective customers’ revenue contract.

For arrangements in which the Company does not charge an upcharge fee, that is, arrangements whereby the outsourced web hosting charges are “built into” the usage or license fees, the accounting team does not calculate and separately bill the web hosting costs to the customer nor adds the web hosting charges back to the non-GAAP revenue metric. Typically, a calculation is completed by the accounting and sales teams during the pre-sales stage, prior to executing the customer’s revenue contract, to determine the incremental impact of the outsourced web hosting charges on the usage and/or license fees which are included in the terms of the customer’s revenue contract. Depending on the estimated outsourced web hosting charges, the usage or license fees typically vary. In cases in which the Company’s customer will pay for their own web hosting fees, the Company typically, but not always, charges a lower usage and/or license fee, all else equal.

Thank you for your consideration of this matter. If you have any further questions, I may be reached by email at avaldes@truststamp.ai, and our counsel, Andrew Stephenson, may be reached at andrew@crowdchecklaw.com.

Sincerely,

/s/ Alex Valdes

Alex Valdes

Chief Financial Officer

T Stamp Inc.